UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Command Center, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

200497204
(CUSIP Number of Class of Securities)

John McAnnar

3609 S. Wadsworth Blvd., Suite 250

Lakewood, Colorado 80235

(866) 464-5844

With a copy to:

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2289

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,000,000	$1,090.80

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $9,000,000 in value of shares of the common stock, par value $0.001 per share, of Command Center, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,090.80	Filing Party: Command Center, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 26, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on June 26, 2019 as amended on July 17, 2019 and July 26, 2019 (together with any subsequent amendment and supplement thereto, the “Schedule TO”), by Command Center, Inc., a Washington corporation (“Command Center” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 1,500,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 26, 2019 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

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ITEM 4.	Terms of the Transaction.

Item 4 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

The Offer expired at 12:00 midnight, New York City time, on July 25, 2019. Based on the final count by Continental Stock Transfer & Trust Company, the depositary for the Offer, the Company has accepted for purchase 1,394,821 Shares, for an aggregate Purchase Price of approximately $8.4 million, excluding fees and expenses related to the Offer. The Shares purchased represent approximately 9.6% of the Shares issued and outstanding as of July 29, 2019.

ITEM 11.	Additional Information.

Item 11 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On July 30, 2019, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on July 25, 2019. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 26, 2019.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Press Release regarding the Offer and other matters issued by the Company on April 9, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2019 and incorporated herein by reference).*
(a)(1)(G)	Press Release regarding the Offer issued by the Company on June 26, 2019.*
(a)(5)(A)	Press Release regarding preliminary results of the Offer issued by the Company on July 26, 2019.*
(a)(5)(B)	Press Release regarding final results of the Offer issued by the Company on July 30, 2019.

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(b)(1)	Commitment Letter, dated April 17, 2019, by and among the Company, Hire Quest Holdings, LLC, Hire Quest, LLC and Branch Banking & Trust Company.*
(b)(2)	Loan Agreement, dated July 11, 2019, by and among Branch Banking & Trust Company, the Company, Command Florida, LLC, Hire Quest, LLC, HQ LTS Corporation, HQ Real Property Corporation, HQ Insurance Corporation, HQ Financial Corporation, and HQ Franchising Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2019).*
(d)(1)	Command Center, Inc. 2016 Stock Incentive Plan (included as Appendix B to the Company’s Definitive proxy statement filed with the SEC on Schedule 14A on October 11, 2016, and incorporated herein by reference).*
(d)(2)	Executive Employment Agreement, dated as of July 1, 2018, by and between the Company and Brendan Simaytis (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2018).*
(d)(3)	Employment Agreement between the Company and Richard K. Coleman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2018).*
(d)(4)	Amended and Restated Employment Agreement, by and between the Company and Richard K. Coleman, effective March 31, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2019).*
(d)(5)	Executive Employment Agreement, dated as of July 1, 2018, by and between the Company and Cory Smith (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2018).*
(d)(6)	Executive Severance Agreement and Release of Claims, by and between Company and Colette Pieper, dated July 20, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 4, 2017).*
(d)(7)	Executive Severance Agreement and Release of Claims, by and between the Company and Frederick Sandford, dated March 28, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).*
(d)(8)	Executive Severance Agreement and Release of Claims, by and between the Company and Ronald L. Junck, dated May 25, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2018).*
(d)(9)	Consulting and Nondisclosure Agreement, by and between the Company and Ronald L. Junck, dated June 1, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2018).*
(d)(10)	Settlement Agreement, by and among the Company, Ephraim Fields, and the other parties listed on Exhibit A thereto, dated April 16, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2018).*

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(d)(11)	Agreement and Plan of Merger, dated April 8, 2019, by and among Command Center, Inc., CCNI One, Inc., Command Florida, LLC, Hire Quest Holdings, LLC and Richard Hermanns as Member Representative (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2019).*
(d)(12)	Form of Shareholder Voting Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2019).*
(d)(13)	Executive Employment Agreement, dated as of June 5, 2019, by and between the Company and Cory Smith (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2019).*

_________________

*	Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John McAnnar
	Name:	John McAnnar
	Title:	General Counsel and Secretary

Date: July 30, 2019

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